July 20, 2012
Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K
Filed February 24, 2012 Response Dated April 24, 2012 File No. 0-20202

Dear Mr. Windsor:

This letter is in response to the Staff’s July 9, 2012 comment letter to Credit Acceptance Corporation (the “Company”) with respect to the Company's above referenced filing and the Company’s response, dated April 24, 2012, to the Staff’s comment letter, dated April 17, 2012.

Set forth below in bold is the comment from the July 9, 2012 comment letter followed by the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation, page 21
Our Operations are Dependent on Technology, page 21

1.
In your response to prior comment 1, you indicate that you have not suffered any cyber attacks that have had a material impact on your operations or caused you to incur material expenses. Based on your response, it appears that you may have experienced cybersecurity incidents that have not been material to your business or results of operations. If true, beginning with your next Form 10-Q, please confirm that you will simply state this fact so that investors are able to evaluate the risks in the appropriate context.

The Company confirms that it will disclose in its next Form 10-Q the fact that, to date, the Company has experienced cybersecurity incidents that have not been material to its business or results of operations.

If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.

Sincerely,

/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:           Jessica Livingston, Division of Corporation Finance, U.S. Securities and Exchange Commission